SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 333-168263

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 11-K ☐ Form 20-F  ☒ Form 10-Q
☐ Form N-SAR

for Period Ended  August 31, 2013

☐  Transition Report on Form 10-KSB
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR For the Transition Period Ended: